Exhibit 99.6

LARGO RESOURCES LTD.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands / 000’s of Canadian dollars)

TABLE OF CONTENTS

Management’s Responsibility for Financial Reporting		1

Independent Auditor’s Report		2

Consolidated Statements of Financial Position		1

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		2

Consolidated Statements of Changes in Equity		3

Consolidated Statements of Cash Flows		4

Notes to the Annual Consolidated Financial Statements		5

1)	Nature of operations	5

2)	Statement of compliance	5

3)	Changes in accounting policies	5

4)	Basis of preparation, significant accounting policies, and future accounting changes	5

5)	Amounts receivable	18

6)	Inventory	18

7)	Vanadium products	18

8)	Mine properties, plant and equipment	19

9)	Leases	20

10)	Accounts payable and accrued liabilities	20

11)	Long-term debt	20

12)	Provisions	22

13)	Issued capital	23

14)	Equity reserves	23

15)	Earnings (loss) per share	25

16)	Taxes	25

17)	Related party transactions	27

18)	Segmented disclosure	27

19)	Commitments and contingencies	28

20)	Capital management	29

21)	Financial instruments	30

22)	Revenues	32

23)	Expenses	32

24)	Subsequent events	32

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Largo Resources Ltd. (the “Company”) for the years ended December 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external independent auditors.

The Company’s independent auditors audit the consolidated financial statements annually on behalf of the Company’s shareholders. The Company’s independent auditors have full and free access to management and the Audit Committee.

(signed)	(signed)
Paulo Misk	Ernest Cleave
President & Chief Executive Officer	Chief Financial Officer
March 20, 2020	March 20, 2020

Independent auditor’s report

To the Shareholders of Largo Resources Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Largo Resources Ltd. and its subsidiaries (together, the Company) as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•          the consolidated statements of financial position as at December 31, 2019 and 2018;

•          the consolidated statements of income (loss) and comprehensive income (loss) for the years then ended;

•          the consolidated statements of changes in equity for the years then ended;

•          the consolidated statements of cash flows for the years then ended; and

•          the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•          Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•          Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•          Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•          Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•          Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•          Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Marelize Barber.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 20, 2020

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
		December 31,	December 31,
	Notes	2019	2018
Assets
Current Assets
Cash		$166,077	$206,188
Restricted cash		99	21
Amounts receivable	5	8,019	62,559
Inventory	6	23,445	14,372
Vanadium products	7	4,227	—
Prepaid expenses		2,125	3,351
Total Current Assets		203,992	286,491
Non-current Assets
Deferred income tax	16(c)	13,783	18,881
Mine properties, plant and equipment	8	248,343	247,453
Total Non-current Assets		262,126	266,334
Total Assets		$466,118	$552,825
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	$101,360	$33,461
Current portion of provisions	12(b)	619	418
Current portion of long-term debt	11	—	117,354
Total Current Liabilities		101,979	151,233
Non-current Liabilities
Provisions	12	9,572	8,865
Total Non-current Liabilities		9,572	8,865
Total Liabilities		111,551	160,098
Equity
Issued capital	13	437,937	415,259
Equity reserves	14	19,447	25,853
Accumulated other comprehensive loss		(38,744)	(18,904)
Deficit		(64,073)	(29,481)
Total Equity		354,567	392,727
Total Liabilities and Equity		$466,118	$552,825

Commitments and contingencies	8, 19
Subsequent events	24

—The accompanying notes form an integral part of the consolidated financial statements—

Annual Consolidated Financial Statements For The Years Ended December 31, 2019 and 2018

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
	Notes	2019	2018
Revenues	22	$140,012	$521,415
Other gains (losses)	7	(1,795)	—
		138,217	521,415
Expenses
Operating costs	23	(123,841)	(135,746)
Professional, consulting and management fees		(13,250)	(15,450)
Foreign exchange (loss) gain		(8,350)	292
Other general and administrative expenses	23	(3,901)	(5,871)
Share-based payments	14	(4,716)	(2,011)
Finance costs	23	(18,290)	(39,686)
Interest income		6,556	898
Exploration and evaluation costs		(3,684)	(1,187)
		(169,476)	(198,761)
Net income (loss) before tax		$(31,259)	$322,654
Income tax expense	16(a)	(1,144)	(27,467)
Deferred income tax (expense) recovery	16(a)	(3,809)	20,769
Net income (loss)		$(36,212)	$315,956

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized loss on foreign currency translation		(19,840)	(8,928)
Comprehensive income (loss)		$(56,052)	$307,028
Basic earnings (loss) per Common Share	15	$(0.07)	$0.61
Diluted earnings (loss) per Common Share	15	$(0.07)	$0.49
Weighted Average Number of Shares Outstanding (in 000’s)	15
- Basic		534,994	521,717
- Diluted		534,994	642,342

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Shareholders’ Equity
Balance at December 31, 2017	516,877	$400,677	$30,086	$(9,976)	$(346,429)	$74,358
Grant of share options	—	—	628	—	—	628
Grant of restricted share units	—	—	1,374	—	—	1,374
Exercise of warrants	7,660	9,837	(2,901)	—	—	6,936
Exercise of share options	4,194	3,796	(1,402)	—	—	2,394
Exercise of restricted share units	395	949	(949)	—	—	—
Expiry of share options	—	—	(992)	—	992	—
Share-based payments	—	—	9	—	—	9
Currency translation adjustment	—	—	—	(8,928)	—	(8,928)
Net income for the period	—	—	—	—	315,956	315,956
Balance at December 31, 2018	529,126	$415,259	$25,853	$(18,904)	$(29,481)	$392,727
Grant of share options	—	—	847	—	—	847
Grant of restricted share units	—	—	2,476	—	—	2,476
Exercise of warrants	21,176	17,798	(6,302)	—	—	11,496
Exercise of share options	3,248	2,730	(1,050)	—	—	1,680
Exercise of restricted share units	984	2,150	(2,150)	—	—	—
Expiry of warrants	—	—	(93)	—	93	—
Expiry of share options	—	—	(1,527)	—	1,527	—
Share-based payments	—	—	1,393	—	—	1,393
Currency translation adjustment	—	—	—	(19,840)	—	(19,840)
Net loss for the period	—	—	—	—	(36,212)	(36,212)
Balance at December 31, 2019	554,534	$437,937	$19,447	$(38,744)	$(64,073)	$354,567

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2019	2018
Operating Activities
Net income (loss) for the year		$(36,212)	$315,956
Adjustment for Non-cash Items
Other (gains) losses	7	1,795	—
Depreciation		31,697	31,041
Share-based payments	14	4,716	2,011
Unrealized foreign exchange loss		11,130	23,849
Finance costs	23	18,290	39,686
Interest income		(6,556)	(898)
Income tax expense	16(a)	1,144	27,467
Deferred income tax expense (recovery)	16(a)	3,809	(20,769)
Income tax paid		(1,183)	(17,846)
Cash Provided Before Non-Cash Working Capital Items		28,630	403,157
Change in amounts receivable		51,764	(43,395)
Change in inventory		(10,437)	(2,245)
Change in vanadium products	7	(6,038)	—
Change in prepaid expenses		1,045	(1,981)
Change in accounts payable and accrued liabilities		74,318	(3,462)
Net Cash Provided by Operating Activities		139,282	352,074

Financing Activities
Repayment of arbitration settlement		—	(2,509)
Receipt of long-term debt		—	191,790
Repayment of long-term debt	11	(124,994)	(318,786)
Debt issue costs, interest, guarantee fees and other associated fees paid		(9,873)	(62,598)
Interest received		6,543	821
Change in restricted cash		(78)	4,166
Issuance of common shares and warrants	14	13,176	9,330
Net Cash (Used in) Financing Activities		(115,226)	(177,786)

Investing Activities
Mine properties, plant and equipment		(50,386)	(18,989)

Net Cash (Used in) Investing Activities		(50,386)	(18,989)
Effect of foreign exchange on cash		(13,781)	(3,836)
Net Change in Cash		(40,111)	151,463
Cash position — beginning of the year		206,188	54,725
Cash Position — end of the year		$166,077	$206,188

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1)        Nature of operations

The Company is engaged in the acquisition, exploration, development and operation of mining and exploration properties located in Brazil and Canada. Substantially all of the Company’s efforts are devoted to operating and expanding the Maracás Menchen Mine. While the Company’s Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company’s mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange (“TSX”). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2)        Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern. The significant accounting policies applied in these consolidated financial statements are presented in note 4 and are based on IFRS effective as at December 31, 2019. Changes in accounting policies effective January 1, 2019 are presented in note 3.

The consolidated financial statements were approved by the Board of Directors of the Company on March 20, 2020.

3)        Changes in accounting policies

The Company has adopted IFRS 16, Leases (“IFRS 16”) from January 1, 2019.

IFRS 16, Leases

IFRS 16, Leases was issued by the IASB on January 13, 2016, and replaces IAS 17, Leases.  It is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, IFRS 16 requires a single, on-balance sheet accounting model that is similar to current finance lease accounting. Leases becomes an on-balance sheet liability that attracts interest, together with a new asset.

The Company adopted IFRS 16 using the modified retrospective approach and was required to recognize an adjustment to opening equity at the date of adoption, January 1, 2019, should one be required. The Company has elected to apply the IFRS 16 definition of a lease to all of its contracts, with the exception of short-term leases (i.e. those with a term less than or equal to 12 months) and leases of low-value items (i.e. those individual items with a value less than or equal to US$5) for which the Company applies the elections available in IFRS 16. In addition, at the date of adoption of IFRS 16, the Company applied the practical expedient to account for any identified leases with a remaining term of 12 months or less as short-term leases.

The Company has performed an evaluation of the impact of IFRS 16 on its consolidated financial statements and based on the analysis performed, has identified a number of leases which have a remaining term of 12 months or less at January 1, 2019. The Company has accounted for these as short-term leases with no adjustments upon adoption of IFRS 16. The Company did not have any significant adjustments upon adoption of IFRS 16. The Company’s financial commitments at January 1, 2019 are the same as at December 31, 2018, and thus, no reconciliation is required.

4)        Basis of preparation, significant accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and vanadium products which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

These consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted.  References to the symbol “R$” mean the Brazilian real, the official currency of Brazil, and references to the symbol “US$” mean the U.S. dollar.

a)                 Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below:

Name	Property	December 31, 2019	December 31, 2018	Arrangement	Accounting Method
Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.94%	99.94%	Subsidiary	Consolidation
Mineração Campo Alegre de Lourdes Ltda.	Campo Alegre Project (Brazil)	100%	100%	Subsidiary	Consolidation
Mineração Currais Novos Ltda.	Currais Novos Project (Brazil)	100%	100%	Subsidiary	Consolidation
Largo Resources (Yukon) Ltd.	Northern Dancer Project (Canada)	100%	100%	Subsidiary	Consolidation
Largo Commodities Holding Ltd.	N/A	100%	100%	Subsidiary	Consolidation
Largo Commodities Trading Ltd.	N/A	100%	100%	Subsidiary	Consolidation
Largo Resources USA Inc.	N/A	100%	100%	Subsidiary	Consolidation

b)                 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars which is the functional and reporting currency of the Company. The functional currency of the Company’s Brazilian subsidiaries is the Brazilian real, the functional currency of the Company’s Canadian subsidiary is the Canadian dollar, the functional currency of Largo Commodities Holding Ltd. and Largo Commodities Trading Ltd. is the Euro and the functional currency of Largo Resources USA Inc. is the U.S. dollar.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items denominated in foreign currencies are translated at the rates prevailing on the transaction dates. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions.

Exchange differences are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they arise except for:

•              exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings; and

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

•              exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

All other foreign exchange gains and losses are presented in the consolidated statement of income (loss) and comprehensive income (loss) within “foreign exchange (loss) gain”.

The financial statements of subsidiaries that do not have the Canadian dollar as the functional currency are translated into Canadian dollars as follows: assets and liabilities — at the closing rate at the date of the statement of financial position; income and expenses — at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c)                  Significant accounting policies

1.                  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. At December 31, 2019 and 2018, the Company held no cash equivalents.

2.                  Inventories

Vanadium flake inventories, work-in-process inventory, stockpiles and tungsten concentrate are measured at the lower of weighted average production cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

3.                  Vanadium products

Vanadium products are initially recorded at cost on the date that control of the vanadium products passes to the Company. Cost is calculated as the purchase price, excluding transaction fees, which are expensed as incurred. Subsequent to initial recognition, vanadium products are measured at fair value at each reporting period end. Fair value is determined based on the most recent observable vanadium market transaction data as reported by a recognized provider of global metal prices. Gains and losses arising on the sale of the vanadium products and fair value gains and losses are recorded in the consolidated

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

statements of income (loss) and comprehensive income (loss) as other gains (losses) in the period in which they arise.

4.                  Mineral exploration, evaluation and development properties

•                     Exploration and evaluation properties

Expenditures on exploration and evaluation activities are expensed to exploration and evaluation costs in the consolidated statement of income (loss) and comprehensive income (loss). The cost of acquiring prospective properties and exploration rights is capitalized to exploration and evaluation properties in the consolidated statement of financial position.

Post-acquisition exploration and evaluation costs relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to development properties. Subsequent expenditures are capitalized to development properties.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If impairment indicators are identified and an impairment test is performed, all irrecoverable costs will be written off.

•                     Development properties

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to construction are capitalized to development properties in the consolidated statement of financial position. Costs associated with the commissioning of new assets in the period before they are operating in the way intended by management, are capitalized, net of any pre-production revenues. Interest on borrowings related to the construction and development of qualifying assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

5.                  Mine properties, plant and equipment

Upon completion of mine construction, development property assets are transferred to mine properties, plant and equipment. Items of plant and equipment and mine properties are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire or construct the asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use. The capitalized value of a finance lease is also included within mine properties, plant and equipment.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, or mineable reserve development.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

6.                  Depreciation

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body’s mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. In 2019 and 2018, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When mine properties, plant and equipment are depreciated on a straight-line basis, the useful life of the asset is determined based on its estimated economic life and the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

The estimated useful lives for machinery and equipment ranges from 10 to 30 years. Computers, office equipment and vehicles are depreciated using the declining balance method using rates of 20%, 10% and 20%, respectively.

Amounts related to capitalized costs of exploration and evaluation assets, development properties and construction in progress are not amortized as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

7.                  Impairment of non-financial assets

The carrying values of capitalized exploration and evaluation properties, development properties and mine properties, plant and equipment are assessed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal (“FVLCD”) of the asset and the asset’s value in use (“VIU”).

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units (“CGUs”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

LARGO RESOURCES LTD.
Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A previously recognized impairment loss is reversed only if there has been a change in the factors which gave rise to the triggering event. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

8.                  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they are incurred.

9.                  Revenues

Under the terms of the Company’s vanadium sales agreement, vanadium prices are provisionally set at the time revenue is recognized based upon market commodity prices. Revenue, and a trade receivable, is recognized at the time of shipment, which is when control of the vanadium product passes to the customer and the Company’s performance obligation is satisfied. Revenue is measured using market prices on the date of transfer of control of the vanadium product. Changes in the measurement of the trade receivable, which is re-measured once the date that final selling prices will be determined has been set by the Company’s off-take partner, Glencore International AG, are also recognized as a component of revenues in the period in which the final price is determined. Variations can occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contract due to changes in market prices.

10.           Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 14.

The fair value determined at the grant date of the equity-settled share-based payments is expensed or capitalized, as appropriate, on a graded vesting basis over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For those options and warrants that expire after vesting, the recorded value is transferred to deficit.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

11.           Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred tax are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that it relates to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss).

•                     Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

•                     Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

12.           Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of Income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statements of financial position.

•                     Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable, for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss (“FVTPL”)

Cash, restricted cash and trade receivables (refer to revenues accounting policy in note 4(c) part 9 and to note 21(a)) are classified as financial assets at FVTPL and are measured at fair value. Cash includes short-term investments with initial maturities of three months or less. The unrealized gains or losses related to changes in fair value of cash and restricted cash are reported in the consolidated statement of income (loss) and comprehensive income (loss). Changes in the value of trade receivables are recognized in revenues in the consolidated statement of income (loss) and comprehensive income (loss).

Amortized cost

Amounts receivable, excluding trade receivables, are classified as and measured at amortized cost using the effective interest rate (“EIR”) method, less expected credit losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Non-derivative financial liabilities

Accounts payable and accrued liabilities, long-term debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of long-term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

•                     Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the Canadian dollar and the U.S. dollar. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at FVTPL.

Derivative financial instruments at FVTPL, including embedded derivatives requiring separation from its host, are recorded in the consolidated statements of financial position at fair value.

Changes in estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statement of income (loss) and comprehensive income (loss).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses (“ECLs”) on its financial assets measured at amortized cost. Loss allowances for other receivables are always measured at an amount equal to lifetime ECL. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due.

The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company in full or if the financial asset is more than 120 days past due.

•                     Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flows due to the Company and the cash flows expected to be received.

•                     Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, such as a default or being more than 120 days past due.

•                     Presentation of allowance for ECLs

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

•                     Write-off

The gross carrying amount of a financial asset carried at amortized cost is written off, either partially or in full, to the extent that there is no realistic prospect of recovery.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

13.           Provisions

•                     General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

•                     Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

14.           Earnings (loss) per share

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company’s case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive.

15.           Leases

Post-IFRS 16

At the inception of a contract, the Company assess whether a contract is, or contains, a lease.  A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•                     the contract involves the use of an identified asset — this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.  If the supplier has a substantive substitution right, then the asset is not identified;

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

•                     the Company has the right to obtain substantially all of the economic benefits from the use of the assert throughout the period of use; and

•                      the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

•                     the Company has the right to operate the asset; or

•                     the Company designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to existing contracts at January 1, 2019 and contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of income (loss) and comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Pre-IFRS 16

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statements of loss and comprehensive loss as a finance cost. Mine properties, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

16.           Operating segments

The Company is engaged in mining, exploration and development of mineral properties, primarily in Brazil and Canada. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision-maker. Executive management is responsible for allocating resources and assessing performance of the operating segments. The Company’s operating segments are its mine properties segment and exploration and evaluation properties segment.

d)                 Critical judgements and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1.                  Determination of mineral reserve estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve estimates:

•                     Capitalization and depreciation of stripping costs;

•                     Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

•                     Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

•                     Estimates of the timing of outlays for environmental rehabilitation obligations.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A change in the original estimate of reserves could have a material effect in the future on the Company’s financial position and results of operations.

2.                  Valuation of mine properties, plant and equipment, development properties and exploration and evaluation properties

The Company carries its mine properties, plant and equipment, development properties and exploration and evaluation properties at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties and exploration and evaluation properties whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, metal prices, foreign exchange rates, reserve and resource quantities, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the Company’s mine properties, plant and equipment (see note 8).

3.                  Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company’s policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss). Refer to note 12(c).

4.                  Current and deferred taxes

The Company is subject to income and other taxes in various jurisdictions. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax filings are subject to audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

accruals and deferred income tax provisions in the period in which such determination is made. Any estimates for value added and withholding taxes have been included in accounts payable and accrued liabilities. Based on the Company’s history of taxable profits and management’s assessment of the likelihood of future taxable profits, a deferred income tax asset was recognized at December 31, 2019 for non-capital losses (refer to note 16).

5.                  Contingencies

Refer to notes 12 and 19.

5)        Amounts receivable

	December 31, 2019	December 31, 2018
Trade receivables	$—	$55,011
Current taxes recoverable — Brazil	7,719	7,369
Current taxes recoverable — Canada	53	64
Other receivables	247	115
Total	$8,019	$62,559

At December 31, 2019, the Company’s trade receivables was in a liability position of $87,782 and was classified as trade payables (refer to notes 10 and 21(a)) (December 31, 2018 — trade receivables of $55,011).

6)        Inventory

	December 31, 2019	December 31, 2018
Vanadium flake	$7,349	$3,475
Work-in-process	2,632	1,553
Stockpiles	1,843	1,110
Warehouse materials	11,621	8,182
Tungsten concentrate	—	52
Total	$23,445	$14,372

During the year ended December 31, 2019, the Company recognized in direct mine and mill costs (note 23) the benefit of previously recorded net realizable value write-downs of $nil (year ended December 31, 2018 —$122). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and mill costs (note 23).

7)        Vanadium products

During the year ended December 31, 2019, the Company purchased ferrovanadium and vanadium pentoxide and sold vanadium pentoxide for a net cost of US$4,619 ($6,038).

Vanadium products are measured at fair value based on Level 2 fair value inputs. At December 31, 2019, the Company remeasured its vanadium products at a fair value of $4,227, using an average ferrovanadium price of between US$22.23 and US$23.92 per kilogram and an average vanadium pentoxide price of approximately US$11.74 per kilogram (US$5.33 per pound). This resulted in a remeasurement loss of $1,494 which is recognized in other gains (losses) in the consolidated statements of income (loss) and comprehensive income (loss).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

8)        Mine properties, plant and equipment

At December 31, 2019 and December 31, 2018, the Company’s economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral (“CBPM”) owned by the state of Bahia. CBPM retains a 3% net smelter royalty (“NSR”) in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company’s mine properties, plant and equipment at December 31, 2019 by geographic location is: Brazil - $221,969 (December 31, 2018 - $219,290); Canada - $26,374 (December 31, 2018 - $28,163).

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
COST
Balance at December 31, 2017	$1,055	$513	$123,317	$257,052	$1,237	$383,174
Additions	218	—	11,361	764	8,137	20,480
Tax credits	—	—	(157)	(5,767)	—	(5,924)
Disposals	—	—	—	(4,509)	—	(4,509)
Reclassifications	—	—	—	2,189	(2,189)	—
Effects of changes in foreign exchange rates	(65)	(37)	(6,402)	(18,350)	(317)	(25,171)
Balance at December 31, 2018	$1,208	$476	$128,119	$231,379	$6,868	$368,050
Additions	279	—	11,292	5,577	38,363	55,511
Tax credits	—	—	—	(3,579)	—	(3,579)
Disposals	(130)	—	—	(3,602)	—	(3,732)
Reclassifications	—	—	—	31,040	(31,040)	—
Effects of changes in foreign exchange rates	(80)	(38)	(7,946)	(18,480)	(2,332)	(28,876)
Balance at December 31, 2019	$1,277	$438	$131,465	$242,335	$11,859	$387,374
ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$647	$513	$21,019	$78,777	$—	$100,956
Depreciation	108	—	6,205	24,185	—	30,498
Disposals	—	—	—	(1,849)	—	(1,849)
Effects of changes in foreign exchange rates	(37)	(37)	(1,219)	(7,715)	—	(9,008)
Balance at December 31, 2018	$718	$476	$26,005	$93,398	$—	$120,597
Depreciation	140	—	8,033	22,807	—	30,980
Disposals	(130)	—	—	(3,602)	—	(3,732)
Effects of changes in foreign exchange rates	(46)	(38)	(503)	(8,227)	—	(8,814)
Balance at December 31, 2019	$682	$438	$33,535	$104,376	$—	$139,031
NET BOOK VALUE
At December 31, 2018	$490	$—	$102,114	$137,981	$6,868	$247,453
At December 31, 2019	$595	$—	$97,930	$137,959	$11,859	$248,343

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

9)        Leases

At December 31, 2019, the Company did not have any right-of-use assets or lease liabilities.

Year ended
December 31, 2019
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Expenses relating to short-term leases	$18,182

Recognized in the consolidated statements of cash flows:
Total cash outflow for leases	$16,711

10)          Accounts payable and accrued liabilities

	December 31, 2019	December 31, 2018
Trade payables	$87,782	$—
Accounts payable	10,067	24,107
Accrued liabilities	3,077	3,107
Accrued financial costs	—	1,008
Other taxes	434	5,239
Total	$101,360	$33,461

At December 31, 2019, the Company’s trade receivables was in a liability position of $87,782 and was classified as trade payables (December 31, 2018 — trade receivables of $55,011 (refer to notes 5 and 21(a))).

11)          Long-term debt

	December 31, 2019	December 31, 2018
Total debt	$—	$126,503
Current portion of long-term debt(1)	$—	$126,503

(1)    The gross amount of the current portion of the long-term debt excludes unamortized deferred transaction costs of $nil at December 31, 2019 (December 31, 2018 — $9,149).

	Cash flows		Non-cash
	December 31, 2018	Repayment	Foreign exchange movement	December 31, 2019
Total debt(1)	$126,503	$(124,994)	$(1,509)	$—
Total liabilities from financing activities	$126,503	$(124,994)	$(1,509)	$—

	Cash flows			Non-cash
	December 31, 2017	Proceeds	Repayment	Accretion	Foreign exchange movement	December 31, 2018
Total debt(1)	$244,520	$191,790	$(321,295)	$1,943	$9,545	$126,503
Total liabilities from financing activities	$244,520	$191,790	$(321,295)	$1,943	$9,545	$126,503

(1)    The gross amount excludes unamortized deferred transaction costs as disclosed in the table above.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Senior secured notes

On May 22, 2018, the Company completed a private placement of US$150,000 ($191,790) aggregate principal amount of senior secured notes due in 2021 (the “Notes”). The Notes were callable in years 2 and 3 and had an interest rate of 9.25% per annum, paid on a semi-annual basis in arrears on December 1 and June 1 each year, beginning on December 1, 2018. The terms of the Notes allowed the Company to redeem all or part of the Notes at varying redemption prices and established certain restrictive covenants. In addition, the Notes required the Company to make an offer to purchase the maximum amount of the Notes that may be purchased with 75% of the excess cash flow for each six-month period ending June 30 and December 31.

Following the satisfaction of the escrow release conditions, the net proceeds from the offering of US$143,277 ($183,194), being the principal amount less a 2% original issue discount, fees and certain expenses of the offering were used, together with cash on hand at the time of repayment, to repay in full the Company’s BNDES Facility, 2016 Facility, 2017 Facility, Swap Facility and export credit facilities, plus accrued and unpaid interest and any fees and expenses in connection therewith. The total amount paid in settlement of these facilities, including principal, interest and fees, was $247,976.

The total deferred transaction costs incurred in relation to the issuance of the Notes was $10,476.

On September 20, 2018, the Company redeemed US$15,000 in aggregate principal amount, representing 10% of the US$150,000 aggregate principal amount of Notes currently outstanding. The redemption price was 105% per principal amount of the Notes redeemed, plus accrued and unpaid interest up to, but not including, September 20, 2018.

Under the terms of the Notes, the Company had until November 18, 2018 (180 days from the closing date of the offering) to provide and duly register in Brazil a pledge (the “Pledge”) over all the shares the Company holds in its operating subsidiary, Vanádio de Maracás S.A. (“Vanádio”). This Pledge was registered on October 26, 2018 and the Company provided the required evidence of same to the trustee under the indenture governing the Notes on November 8, 2018.

On December 10 and 12, 2018, the Company purchased and cancelled US$16,173 and US$26,015 in aggregate principal amounts of Notes outstanding. The redemption prices were 104.750% and 105.125% per principal amount of the Notes redeemed, respectively, plus accrued and unpaid interest up to these dates.

On January 28, 2019 and February 19, 2019, the Company completed the purchase and cancellation of US$59,221 and US$4,490 in aggregate principal amounts of Notes outstanding. The Notes were purchased at a price equal to 105.625% per principal amount of the Notes redeemed plus accrued and unpaid interest up to January 28, 2019 and February 15, 2019, respectively.

On May 3, 2019, the Company made an excess cash flow offer to purchase all of its outstanding Notes at that time of US$29,101 at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date. The offer was required to be made in accordance with the terms of the Notes and following this offer, US$6,736 of the Notes were repurchased and cancelled.

On June 10, 2019, the Company announced that it had elected to redeem the remaining outstanding Notes. The Notes were redeemed on July 8, 2019 at a price equal to 104.625% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date. The total amount paid was US$23,606 ($30,905), including the principal amount of Notes outstanding of US$22,365 ($29,280).

Following this redemption on July 8, 2019, the balance of the Notes outstanding was $nil.

At December 31, 2019, the balance of the Notes was US$nil ($nil) (December 31, 2018 — US$92,812 ($126,503)).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

12)          Provisions

a)             Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations. The Company’s management, outside legal advisors, and other subject matter experts assess the potential outcome of these proceedings. Accordingly, the Company establishes provisions for future disbursements considered probable.

At December 31, 2019, based on developments in the respective hearings, the Company recognized a provision of $1,550 (December 31, 2018 — $1,413) primarily due to legal proceedings regarding labour matters. The outcome of each case remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Refer to note 19.

b)             Provision for environmental compensation

In accordance with the terms of the Company’s environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects.

At December 31, 2019, the Company recognized a provision of $619, with the full $619 expected to be incurred within the next 12 months (December 31, 2018 — $683 and $418, respectively).

c)              Provision for closure and reclamation

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. These provisions have been created based on the Company’s internal estimates. Assumptions, including an inflation rate of 3.50% (December 31, 2018 — 3.75%) and a nominal discount rate of 6.50% (December 31, 2018 — 6.50%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company’s projects:

	Maracás Menchen Mine	Currais Novos Tungsten	Total
Balance at December 31, 2017	$5,073	$824	$5,897
Effect of changes in estimated cash flows and discount rates	1,498	(21)	1,477
Accretion	185	26	211
Effect of foreign exchange	(338)	(60)	(398)
Balance at December 31, 2018	$6,418	$769	$7,187
Effect of changes in estimated cash flows and discount rates	1,277	26	1,303
Accretion	154	17	171
Effect of foreign exchange	(576)	(63)	(639)
Balance at December 31, 2019	$7,273	$749	$8,022

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2019 is based on a total anticipated liability of R$43,863 ($14,190) (December 31, 2018 — R$34,584 ($12,156)) and is expected to be incurred between 2042 and 2046 (December 31, 2018 — between 2042 and 2046).

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2019 is based on an anticipated liability of approximately R$2,657 ($860) (December 31, 2018 — R$2,547 ($895)), with reclamation  expected to be incurred between 2023 and 2027 (December 31, 2018 — between 2023 and 2027).

13)          Issued capital

a)             Authorized

Unlimited common shares without par value.

b)             Issued

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of the year	529,126	$415,259	516,877	$400,677
Exercise of warrants (note 14)	21,176	17,798	7,660	9,837
Exercise of share options (note 14)	3,248	2,730	4,194	3,796
Exercise of restricted share units (note 14)	984	2,150	395	949
Balance, end of the year	554,534	$437,937	529,126	$415,259

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company’s traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

14)          Equity reserves

Under the Company’s incentive share compensation plan, the Company has issued options and restricted share units (“RSUs”) approximating 0.77% of its issued and outstanding capital at December 31, 2019.

During the year ended December 31, 2019, the Company recognized a share-based payment expense related to the grant and vesting of share options and RSUs of $4,730 (year ended December 31, 2018 — $2,064) for share options and RSUs granted to the Company’s directors, consultants, officers and employees. The total share-based payment expense was charged to operations.

During the year ended December 31, 2019, 21,176 warrants were exercised resulting in proceeds to the Company of $11,496, with 10,907 warrants surrendered as part of cashless exercises. 5,533 shares were issued subsequent to December 31, 2019 (refer to note 24) in connection with a cashless exercise in 2019. In addition, 3,248 stock options were exercised resulting in proceeds to the Company of $1,680.

During the year ended December 31, 2018, 7,660 warrants were exercised resulting in proceeds to the Company of $6,936, with 361 warrants surrendered as part of a cashless exercise. In addition, 4,194 stock options were exercised resulting in proceeds to the Company of $2,394.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	RSUs		Options			Warrants
	Number	Value	Number	Weighted average exercise price	Value	Number	Weighted average exercise price	Value	Total value
December 31, 2017	—	$—	11,640	$0.78	$4,587	154,223	$0.51	$25,499	$30,086
Share-based payments for options vested	—	—	—	—	9	—	—	—	9
Granted	1,232	1,427	365	2.40	628	—	—	—	2,055
Forfeited	(46)	(53)	—	—	—	—	—	—	(53)
Exercised	(395)	(949)	(4,194)	(0.57)	(1,402)	(8,021)	(1.01)	(2,901)	(5,252)
Expired	—	—	(853)	(2.43)	(992)	—	—	—	(992)
December 31, 2018	791	$425	6,958	$0.82	$2,830	146,202	$0.48	$22,598	$25,853
Share-based payments	—	1,393	—	—	—	—	—	—	1,393
Granted	1,017	2,490	370	3.04	847	—	—	—	3,337
Forfeited	(16)	(14)	—	—	—	—	—	—	(14)
Exercised	(984)	(2,150)	(3,248)	(0.52)	(1,050)	(37,616)	(0.64)	(6,302)	(9,502)
Expired	—	—	(933)	(2.28)	(1,527)	(484)	(0.65)	(93)	(1,620)
December 31, 2019	808	$2,144	3,147	$0.96	$1,100	108,102	$0.42	$16,203	$19,447

a)             RSUs

During the year ended December 31, 2019, the Company granted 1,017 RSUs to officers and employees of the Company and 16 RSUs were forfeited. These RSUs vest over time, with one-third vesting on each of January 11, 2020, January 10, 2021 and January 10, 2022. The value of the vested RSUs includes the Company’s expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

During the year ended December 31, 2019, 783 RSUs previously granted to Mr. Mark Smith vested immediately upon his departure as Chief Executive Officer and a Director of the Company.

During the year ended December 31, 2018, the Company granted 1,232 RSUs to officers and employees of the Company and 46 RSUs were forfeited. These RSUs vest over time, with one-third vesting on each of December 5, 2018, December 5, 2019 and December 5, 2020. The value of the vested RSUs includes the Company’s expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b)             Stock options

Range of prices	No. outstanding	No. exercisable	Weighted average remaining life (years)	Weighted average exercise price	Weighted average grant date share price
$0.46 – 1.00	2,542	2,542	1.3	$0.53	$0.53
2.01 – 2.50	285	285	3.6	2.40	2.40
3.01 – 3.04	320	320	4.0	3.04	3.04
	3,147	3,147

During the year ended December 31, 2019, the Company granted 370 (year ended December 31, 2018 — 365) stock options to its directors and consultants with a weighted average exercise price of $3.04. The stock options vested immediately and are exercisable for a period of 5 years from the date of grant. The estimated weighted average grant date fair value of the stock options was $2.29 per stock option, as determined using

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

the Black-Scholes valuation model and the following assumptions: risk free interest rate — 1.89%, expected life in years — 5, expected volatility — 94.2%, expected dividends — 0% and expected forfeiture rate — 0%.

The remaining weighted average contractual life of options outstanding at December 31, 2019 was 1.9 years (December 31, 2018 — 2.3 years).

c)              Warrants and broker warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date	Exercise price	Estimated fair value at grant date	Expected volatility	Expected life (years)	Expected dividend yield	Risk- free Interest rate
25,502	25,502	29-Jan-16	28-Jan-21	$0.29	$2,511	129%	5.00	0%	0.67%
63,078	63,078	2-Mar-16	2-Mar-21	$0.29	$6,575	132%	5.00	0%	0.68%
2,022	2,022	6-Jan-17	6-Jan-20	$0.65	$333	102%	3.00	0%	0.84%
2,086	2,086	23-Jan-17	23-Jan-20	$0.65	$338	102%	3.00	0%	0.81%
400	400	11-Apr-17	31-Dec-20	$0.50	$128	94%	3.75	0%	0.96%
3,538	3,538	1-Dec-17	1-Dec-22	$1.15	$1,521	93%	5.00	0%	1.63%
11,476	11,476	13-Dec-17	13-Dec-22	$1.15	$4,797	93%	5.00	0%	1.65%
108,102	108,102			$0.42	$16,203

15)          Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 112,057 for the year ended December 31, 2019 (year ended December 31, 2018 — 968).

16)          Taxes

a)             Tax (expense) recovery

	Year ended
	December 31, 2019	December 31, 2018
Income tax expense	$(1,144)	$(27,467)
Deferred income tax (expense) recovery	(3,809)	20,769
Total	$(4,953)	$(6,698)

The major items causing the Company’s income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2018 — 26.50%) were:

	Year ended
	December 31, 2019	December 31, 2018
Net income (loss) before tax	$(31,259)	$322,654
Expected income tax (expense) recovery based on statutory rate	8,284	(85,503)
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(4,089)	(3,632)
Tax effect of unrecognized temporary differences and tax losses	(9,505)	16,068
Tax incentives and tax loss benefit not previously recognized	598	90,289
Effect of tax rates in foreign jurisdictions	(1,085)	(25,740)
Foreign exchange	844	1,820
Income tax expense	$(4,953)	$(6,698)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

b)             Changes in deferred tax assets and liabilities

	Year ended
	December 31, 2019	December 31, 2018
Net deferred income tax asset, beginning of the year	$18,881	$—
Deferred income tax (expense) recovery	(3,809)	20,769
Effect of foreign exchange	(1,289)	(1,888)
Net deferred income tax asset, end of the year	$13,783	$18,881

c)              Deferred income tax balances

	December 31, 2019	December 31, 2018
Brazil
Recognized deferred tax assets:
Non-capital losses	$28,614	$31,621
Mine properties, plant and equipment	1,080	1,218

Recognized deferred tax liabilities:
Transitional tax regime	$(12,023)	$(12,311)
Provisions	(3,888)	(1,647)
Net deferred income tax asset	$13,783	$18,881

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31, 2019	December 31, 2018
Canada
Non-capital loss carry-forwards	$88,728	$63,477
Mine properties, plant and equipment	23,595	23,567
Share issue costs	6,652	216
Ireland
Non-capital loss carry-forwards	$2,473	$—
Mine properties, plant and equipment	118	—

The Company has approximately $23,329 (December 31, 2018 — $23,329) of Canadian development expenditures and $1,080 (December 31, 2018 — $1,218) of development costs in Brazil at December 31, 2019, which under certain circumstances can be used to reduce the taxable income of future years.

The non-capital losses in Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry date	Amount	Expiry date	Amount	Expiry date	Amount
2026	$251	2032	$6,201	2037	$4,879
2028	733	2033	5,138	2038	14,346
2029	692	2034	21,160	2039	24,060
2030	2,098	2035	181
2031	5,497	2036	3,492
					$88,728

Deferred tax assets have only been recognized to the extent of the value of the deferred tax liabilities because it is not probable that the remaining temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the tax benefits can be utilized.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

17)          Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. One of the directors, Ms. Koko Yamamoto, is a partner in an accounting firm that previously provided services to the Company. During the year ended December 31, 2019, an amount in accounting fees of $3 (year ended December 31, 2018 —$27) was billed and paid under normal payment terms.

During the year ended December 31, 2019, 783 RSUs previously granted to Mr. Mark Smith vested immediately upon his departure as Chief Executive Officer and a Director of the Company.

During the year ended December 31, 2019, funds managed by Arias Resource Capital Management LP (the “ARC Funds”) exercised 7,046 warrants, with a further 10,250 warrants surrendered as part of a cashless exercise. 5,533 shares were issued subsequent to December 31, 2019 in connection with the warrants exercised (refer to note 24).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Year ended
	December 31, 2019	December 31, 2018
Short-term benefits	$5,980	$3,960
Share-based payments	3,684	1,720
Total	$9,664	$5,680

Refer to note 19 for additional commitments with management.

18)          Segmented disclosure

The Company has two operating segments: mine properties and exploration and evaluation properties. Corporate, which is not an operating segment includes the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units.

	Exploration & evaluation properties	Mine properties	Corporate	Total
Year ended December 31, 2019
Revenues	$—	$140,012	$—	$140,012
Other gains (losses)	—	—	(1,795)	(1,795)
	140,012	(1,795)	138,217
Operating costs	—	(123,841)	—	(123,841)
Professional, consulting and management fees	—	(6,013)	(7,237)	(13,250)
Foreign exchange loss	—	(2,088)	(6,262)	(8,350)
Other general and administrative expenses	—	(1,145)	(2,756)	(3,901)
Share-based payments	—	—	(4,716)	(4,716)
Finance costs	—	(281)	(18,009)	(18,290)
Interest income	—	4,385	2,171	6,556
Exploration and evaluation costs	(363)	(3,321)	—	(3,684)
	(363)	(132,304)	(36,809)	(169,476)
Net income (loss) before tax	$(363)	$7,708	$(38,604)	$(31,259)
Income tax expense	—	(1,144)	—	(1,144)
Deferred income tax expense	—	(3,809)	—	(3,809)
Net income (loss)	$(363)	$2,755	$(38,604)	$(36,212)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	Exploration & evaluation properties	Mine properties	Corporate	Total
At December 31, 2019
Total non-current assets	$—	$235,752	$26,374	$262,126
Total assets	$75	$312,142	$153,901	$466,118
Total liabilities	$—	$110,348	$1,203	$111,551

	Exploration & evaluation properties	Mine properties	Corporate	Total
Year ended December 31, 2018
Revenues	$—	$521,415	$—	$521,415
Operating costs	—	(135,746)	—	(135,746)
Professional, consulting and management fees	—	(9,680)	(5,770)	(15,450)
Foreign exchange (loss) gain	—	(6,619)	6,911	292
Other general and administrative expenses	—	(3,759)	(2,112)	(5,871)
Share-based payments	—	—	(2,011)	(2,011)
Finance costs	—	(23,624)	(16,062)	(39,686)
Interest income	—	—	898	898
Exploration and evaluation costs	(77)	(1,110)	—	(1,187)
	(77)	(180,538)	(18,146)	(198,761)
Net income (loss) before tax	$(77)	$340,877	$(18,146)	$322,654
Income tax expense	—	(27,467)	—	(27,467)
Deferred income tax recovery	—	20,769	—	20,769
Net income (loss)	$(77)	$334,179	$(18,146)	$315,956
At December 31, 2018
Total non-current assets	$—	$238,167	$28,167	$266,334
Total assets	$43	$508,564	$44,218	$552,825
Total liabilities	$—	$39,842	$120,256	$160,098

The Company recognized revenues of $140,012 in the year ended December 31, 2019 (year ended December 31, 2018 — $521,415). The revenues are solely related to the Company’s Mine Properties segment. All of the Company’s revenues are from transactions with the Company’s off-take partner, Glencore International AG.

19)          Commitments and contingencies

At December 31, 2019, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $3,130 and are all payable within one year. These contracts also require that additional payments of up to approximately $4,695 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production to Glencore International AG under an off-take agreement which, following the election by the Company, will expire at the end of April 2020.

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under three leases of office space which expire on December 31, 2023, April 30, 2022 and October 31, 2020, respectively. Minimum rental commitments remaining under the leases are approximately $858, including $257 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $110, all due within one year.

At the Company’s Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2019 of $8,975.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At December 31, 2019 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($3,203), with a counterclaim filed by Vanádio for R$10,700 ($3,461). A provision of R$1,324 ($428) has been recognized at December 31, 2019 for the probable loss (December 31, 2018 — R$1,455 ($511)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($1,262) (December 31, 2018 — R$3,900 ($1,371)) has been claimed against two of the Company’s subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2018 for such proceedings in an amount of R$2,566 ($902). At December 31, 2019, the provision recognized was R$3,468 ($1,122). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company’s financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

20)          Capital management

The Company is a production, development and exploration stage entity with one producing asset in Brazil. The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders’ equity and has previously had long-term debt. The Company manages the capital structure and makes adjustments thereto in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

There were no changes in the Company’s capital management strategy during the year ended December 31, 2019 compared to the previous year. During the year ended December 31, 2019, the Company completed the repayment of its Notes (refer to note 11).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

21)          Financial instruments

Financial assets and financial liabilities at December 31, 2019 and December 31, 2018 were as follows:

	December 31, 2019	December 31, 2018
Cash	$166,077	$206,188
Restricted cash	99	21
Amounts receivable	247	55,126
Accounts payable and accrued liabilities	101,360	33,461
Current portion of long-term debt	—	117,354

Refer to the liquidity risk discussion below regarding liabilities.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a)             Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•             Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•             Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•             Level 3 inputs are unobservable inputs for the asset or liability.

At December 31, 2019 and December 31, 2018, trade receivables are classified as FVTPL and are measured at fair value. The valuation of trade receivables and vanadium products is classified within Level 2 of the fair value hierarchy as it is measured using observable vanadium market transaction data as reported by a recognized provider of global metal prices. The valuation of trade receivables at December 31, 2019 resulted in a liability position. Accordingly, this has been classified as trade payables (refer to note 10) at December 31, 2019.

The carrying amounts for cash, restricted cash, other amounts receivable and accounts payable and accrued liabilities (excluding trade payables) in the consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2018. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The Company’s Notes (note 11) were recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt was recognized in the consolidated statements of income (loss) and comprehensive income (loss) over the period to maturity using the effective interest method. There are no Notes

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

outstanding at December 31, 2019. The Company estimated the fair value of its long-term Notes to be $132,828 at December 31, 2018.

b)             Credit risk

The Company’s credit risk is primarily attributable to cash, restricted cash and amounts receivable. The Company minimizes its credit risk with respect to cash and restricted cash by leaving its funds on deposit with the highest rated banks in Canada, Ireland and Brazil. Financial instruments included in amounts receivable consist primarily of a receivable from one unrelated company. Management believes that the credit risk related to this receivable is remote due the credit quality of the customer.

c)              Liquidity risk

The following table details the Company’s expected remaining contractual cash flow requirements at December 31, 2019 for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 10)	$101,360	$—	$—	$—
	$101,360	$—	$—	$—

The Company’s principal sources of liquidity are its cash flow from operating activities and cash of $166,077 (December 31, 2018 — $206,188). In response to the vanadium price decreases throughout 2019, the Company has adopted certain measures to manage its liquidity risk including repaying its Notes during the year ended December 31, 2019. Despite these measures, and in conjunction with the current vanadium price environment, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due. At December 31, 2019, the Company’s trade receivables was in a liability position of $87,782 and was classified as trade payables (refer to notes 10 and 21(a)) (December 31, 2018 — trade receivables of $55,011 (refer to note 5)).

d)             Market risk

Interest rate risk

The Company’s exposure to a rise in interest rates was limited to that portion of its total debt facility that was subject to floating interest rates. At December 31, 2019, the Company did not have any outstanding debt facilities.

Foreign currency risk

At December 31, 2019, the Company did not have any outstanding long-term debt facilities (December 31, 2018 — 100% denominated in U.S. dollars).

The impact of fluctuations in foreign currency on cash balances and vanadium products (note 7) relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real (functional currency of Vanádio) and the Euro (functional currency of Largo Commodities Trading Ltd.). At December 31, 2019 the Company had cash balances and vanadium products denominated in U.S. dollars.

A 5% change in the value of the U.S. dollar relative to the Canadian dollar, the Brazilian real and the Euro would affect the value of the U.S. dollar denominated cash balances at December 31, 2019 by approximately $5,188 and the value of U.S. dollar priced vanadium products by $211.

Price risk

The Company’s only financial instruments susceptible to price risk is its trade receivables /  payables, which can vary with the market price of vanadium for products sold that have not yet had the final selling price determined

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

in accordance with the Company’s off-take agreement. A 10% decrease or increase in the price of vanadium could affect the value of trade payables at December 31, 2019 by $2,801.

22)          Revenues

	Year ended
	December 31, 2019	December 31, 2018
Vanadium sales from a contract with a customer	$277,285	$455,368
Re-measurement of trade receivables / payables	(137,273)	66,047
Total	$140,012	$521,415

23)          Expenses

	Year ended
	December 31, 2019	December 31, 2018
Operating costs:
Direct mine and mill costs	$84,252	$82,037
Royalties	7,921	22,678
Depreciation and amortization	31,668	31,031
	$123,841	$135,746
Other general and administrative expenses:
Shareholder and regulatory	$1,042	$806
Travel	1,009	828
Donations	271	3,353
Occupancy	312	188
Office and other	1,267	696
	$3,901	$5,871
Finance costs:
Interest expense and guarantee fees	$9,064	$34,402
Accretion	9,226	5,284
	$18,290	$39,686
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$7,163	$6,288
Share-based payments	4,716	2,011
	$11,879	$8,299

24)          Subsequent events

In January 2020, 2,707 warrants with an exercise price of $0.65 were exercised resulting in gross proceeds to the Company of $1,713, with 129 warrants surrendered as part of a cashless exercise. 5,533 shares were issued in connection with a cashless exercise of warrants in 2019 (refer to note 14).

In March 2020, the Company secured a US$13,000 credit facility in Brazil. All amounts drawn under the facility are due to be repaid as a lump sum at maturity in 359 days.